SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of June 11, 2009

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On June 11, 2009 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s condensed consolidated unaudited financial results for the three months ended March 31, 2009. A copy of the registrant’s quarterly report for the three months ended March 31, 2009 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Quarterly Report for the three months ended March 31, 2009 for Global Crossing (UK) Telecommunications Limited.

Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT FOR THE

THREE MONTHS

ENDED MARCH 31, 2009

Global Crossing (UK) Telecommunications Limited

INDEX

Page
Item 1. Condensed Consolidated Unaudited Financial Statements	3

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

Item 3. Controls and Procedures	32

Item 1.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statement of Comprehensive Income (unaudited)

(in thousands)

	Note	Three Months Ended March 31,
		2008	2009
Revenue		£78,402	£78,588
Cost of sales		(48,592)	(50,524)

Gross profit		29,810	28,064

Distribution costs		(4,073)	(4,574)
Administrative expenses		(16,987)	(16,902)

		(21,060)	(21,476)

Operating profit		8,750	6,588
Finance revenue		1,036	1,678
Finance charges		(8,735)	(10,299)

Profit/(loss) before tax		1,051	(2,033)
Tax charge	3	(244)	(158)

Profit/(loss) for the period		£807	£(2,191)

Other comprehensive income/(loss)
Gain on cash flow hedge taken to equity		399	226
Transfers to condensed consolidated statement of comprehensive income on cash flow hedge		291	(772)

Other comprehensive income/(loss) for the period, net of tax		690	(546)

Comprehensive income/(loss) for the period		£1,497	£(2,737)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statements of Changes in Equity (unaudited)

(in thousands)

	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At December 31, 2007	£101	£27,648	£(2,035)	£(220,666)	£(194,952)

Gain on cash flow hedge taken to equity	—	—	399	—	399
Transfers to condensed consolidated statement of comprehensive income on cash flow hedge	—	—	291	—	291
Profit for the period	—	—	—	807	807
Share based payment	—	1,499	—	—	1,499

At March 31, 2008	£101	£29,147	£(1,345)	£(219,859)	£(191,956)

At December 31, 2008	£101	£30,504	£2,694	£(250,511)	£(217,212)

Gain on cash flow hedge taken to equity	—	—	226	—	226
Transfers to condensed consolidated statement of comprehensive income on cash flow hedge	—	—	(772)	—	(772)
Loss for the period	—	—	—	(2,191)	(2,191)
Share based payment	—	543	—	—	543

At March 31, 2009	£101	£31,047	£2,148	£(252,702)	£(219,406)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statement of Financial Position

(in thousands, except share information)

	December 31, 2008	March 31, 2009
		(unaudited)
Non current assets
Intangible assets, net	£11,955	£11,857
Property, plant and equipment, net	179,544	174,121
Investment in associate	178	210
Retirement benefit asset	1,020	1,020
Trade and other receivables (including amounts receivable from related parties of £34,897 and £35,338, respectively)	37,006	37,726

	229,703	224,934

Current assets
Trade and other receivables (including amounts receivable from related parties of £2,540 and £4,966, respectively)	56,276	61,184
Derivative financial instrument	2,787	3,013
Cash and cash equivalents	36,100	32,658

	95,163	96,855

Total assets	£324,866	£321,789

Current liabilities
Trade and other payables (including amounts payable to related parties of £10,588 and £12,713, respectively)	£(81,909)	£(85,951)
Senior secured notes	(7,382)	(7,382)
Deferred revenue	(38,751)	(40,188)
Provisions	(1,590)	(1,779)
Obligations under finance leases	(10,182)	(8,524)
Other debt obligations	(740)	(741)

	(140,554)	(144,565)

Non current liabilities
Trade and other payables	(335)	(257)
Senior secured notes	(279,546)	(281,593)
Deferred revenue	(100,694)	(96,989)
Retirement benefit obligation	(2,880)	(2,957)
Provisions	(3,786)	(2,429)
Obligations under finance leases	(14,043)	(12,295)
Other debt obligations	(240)	(110)

	(401,524)	(396,630)

Total liabilities	(542,078)	(541,195)

Net liabilities	£(217,212)	£(219,406)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	30,504	31,047
Hedging reserve	2,694	2,148
Accumulated deficit	(250,511)	(252,702)

Total equity	£(217,212)	£(219,406)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statement of Cash Flows (unaudited)

(in thousands)

	Three Months Ended March 31,
	2008	2009
Operating activities:
Profit/(loss) for the period	£807	£(2,191)
Adjustments for:
Finance costs, net	7,699	8,621
Income tax	244	158
Depreciation of property, plant and equipment	8,668	8,262
Amortization of intangible assets	554	394
Amortization of prepaid connection costs	2,295	2,441
Share based payment expense	1,499	543
Gain on disposal of property, plant and equipment	—	(50)
Equity income from associate	—	(32)
Change in provisions	(472)	(1,223)
Change in operating working capital	(4,408)	(8,938)
Change in other assets and liabilities	(1,750)	(3,994)

Cash generated from operations	15,136	3,991
Interest paid	(446)	(528)

Net cash provided by operating activities	£14,690	£3,463

Investing activities:
Interest received	£220	£121
Purchase of property, plant and equipment	(4,550)	(3,142)
Proceeds from disposal of property, plant and equipment	—	58

Net cash used in investing activities	£(4,330)	£(2,963)

Financing activities:
Repayment of capital elements under finance leases	£(1,653)	£(3,405)
Proceeds from debt obligations	474	—
Repayment of capital element of other debt obligations	(97)	(121)
Payment of employee taxes on share-based compensation	—	(416)

Net cash used in financing activities	£(1,276)	£(3,942)

Net increase/(decrease) in cash and cash equivalents	£9,084	£(3,442)
Cash and cash equivalents at the beginning of period	23,954	36,100

Cash and cash equivalents at the end of period	£33,038	£32,658

Non cash financing activities:
Capital lease and debt obligations incurred	£694	£—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK” or the “Company”) is a company registered in England and Wales. It is an indirect, wholly owned subsidiary of, the principal UK business of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“GC Bidco”), an indirect, wholly owned subsidiary of GCL.

GCUK is a leading UK communications solutions provider offering a suite of internet protocol (“IP”) and telecommunications services. We have a strong and established enterprise customer base, including over 100 UK government departments, information technology systems integrators, rail sector customers and major corporate clients, to whom we provide tailored services. These enterprise customers represented 79.8% of our revenue for the year ended December 31, 2008. We also provide services to our carrier customers, who are typically national and international communications service providers, including mobile network operator customers.

GCUK provides a wide range of managed telecommunications services, to government and other public sector organizations, major corporations and other communications companies.

In 2004, Global Crossing (UK) Finance plc (“GC Finance”) was created as a wholly owned special purpose financing subsidiary of GCUK. This entity was formed for the sole purpose of acting as a financing company for the issuance of debt securities and other financing arrangements and has no separate operations. On December 23, 2004, GC Finance issued $200.0 million aggregate principal amount of dollar-denominated 10.75 percent senior secured notes due 2014 and £105.0 million aggregate principal amount of sterling-denominated 11.75 percent senior secured notes due 2014 under an indenture dated December 23, 2004, between GC Finance, the Company and others and the Bank of New York as Trustee (the “Indenture”). On December 28, 2006, GC Finance issued a further £52.0 million of 11.75 percent Senior Secured Notes due 2014 under the Indenture (collectively, with the senior secured notes issued on December 23, 2004, the “Senior Secured Notes” or “Notes”), the proceeds from which were used to finance the acquisition of the UK operations (“Fibernet”) of Fibernet Group Limited (previously Fibernet Group plc) and its subsidiaries (“Fibernet Group”) from GC Acquisitions Limited, an affiliated acquisition vehicle that acquired Fibernet pursuant to an offer that was declared wholly unconditional on October 11, 2006. On December 28, 2006, Fibernet became party to the above referred guarantee.

2. Accounting Policies

Basis of preparation and use of estimates

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Company’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements have been prepared on the basis of the accounting policies as set forth in the audited consolidated financial statements included within the Company’s 2008 annual report on Form 20-F filed with the Securities and Exchange Commission. These condensed consolidated financial statements are as of and for the three month period ended March 31, 2009 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included within the Company’s 2008 annual report on Form 20-F. These condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

2. Accounting Policies (continued)

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported revenue and expenses during the reporting period. Such estimates include the valuation of accounts receivable, intangible assets and property, plant and equipment, cost of access accruals, the restructuring provision, legal contingencies, guarantee obligations and retirement benefit schemes. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation. As future events and their effects cannot be determined with precision, actual results could differ from those estimates. Change in these estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

The following IFRS’s and International Accounting Standards (“IAS”) that are relevant to the Company have been adopted during the period.

IAS 1 (Revised)	Presentation of financial statements

Issued in September 2007, this revision to IAS 1 introduces the following minor changes to the original standard:

•	Non-mandatory changes to the titles of some primary financial statements;

•

Introduction of a requirement to include a statement of financial position at the beginning of the earliest accounting period whenever an entity retrospectively applies an accounting policy, makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements; and

•

Requires all items of income and expense (including those accounted for directly in equity) to be presented in either (i) a single statement (a “statement of comprehensive income”); or (ii) in two statements (a separate “income statement” and “statement of comprehensive income”). The Company has chosen to follow option (i).

IFRS 8	Operating segments

Issued in November 2006, this standard supersedes IAS 14 “Segment reporting”, and requires operating segments to be consistent with that used by management for internally evaluating performance and allocating resources. As the Company operates as one reportable business segment, the adoption of this standard has not affected the results of the Company or its operations and has resulted in no additional disclosure.

IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments (Amendments to IFRS 7)

Issued in March 2009, this amendment to IFRS 7 requires enhanced disclosures about fair value measurements and liquidity risk. In particular the new disclosures:

•	Clarify that the existing IFRS 7 fair value disclosures must be made separately for each class of financial instrument;

•	Add a disclosure of any change in the method for determining fair value and the reasons for the change;

•	Establish a three-level hierarchy for making fair value adjustments;

•

Add disclosure, for each fair value measurement, in the Statement of Financial Position of which hierarchy level was used and any transfers between levels, with additional disclosures whenever level 3 is used;

•	Clarify that the current maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts; and

•	Add a disclosure of maturity analysis of derivative financial liabilities.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

2. Accounting Policies (continued)

Recently issued accounting pronouncements

During the three months ended March 31, 2009, and subsequent to that date, the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) issued the following standards and interpretations with an effective date after the date of these financial statements:

IFRIC/IFRS		Effective date

IFRIC 18	Transfer of Assets from Customers	July 1, 2009

Issued in January 2009, this interpretation clarifies the treatment of IFRS, particularly IAS 18 “Revenue” for agreements in which an entity receives an item of property, plant and equipment from a customer to connect to an ongoing supply of goods and services. Adoption of this amendment is not expected to materially affect the results of the Company or its operations.

IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments (Amendments to IFRS 7)	January 1, 2009

Issued in March 2009, this amendment to IFRS 7 is effective for periods beginning on or after January 1, 2009 and is described in more detail above.

Improvements to International Financial Reporting Standards	January 1, 2010 unless otherwise specified

Issued in April 2009 as part of its Annual Improvement Process, this standard contains amendments to twelve International Financial Reporting Standards. The Company is in the process of assessing how, if at all, the adoption of this standard will affect its results and operations and any associated disclosure.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

3. Taxation

	Three Months Ended March 31,
	2008	2009
	(in thousands)
Current income tax:
Current income tax charge	£(244)	£(158)

Income tax charge	£(244)	£(158)

The current tax charge of £0.2 million for each of the three months ended March 31, 2008 and 2009 relates to an amount payable to other group companies for the surrender of tax relief to offset against the Company’s taxable income in the period (see note 5).

4. Restructuring

The table below details the movements in the restructuring reserve for the three months ended March 31, 2009.

Facility Closings
(in thousands)
Balance at December 31, 2008	£4,607
Amounts arising in the period	33
Reversal of unused amounts	(661)
Adjustment from unwinding of discount	47
Utilized in the period	(594)

Balance at March 31, 2009	£3,432

As a result of the slowdown then taking place in the telecommunications industry, the Board of Directors of GCL approved a restructuring plan in 2001 which resulted in the consolidation of offices and other real estate facilities. The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021.

Restructuring charges are included in administrative expenses in the condensed consolidated statement of comprehensive income.

The discounted facilities closings provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £28.1 million as of March 31, 2009), offset by the discounted anticipated receipts from existing and future third-party subleases. As of March 31, 2009, anticipated third-party sublease receipts were £24.7 million, representing £18.6 million from subleases already entered into and £6.1 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

5. Related parties

Transactions with Group Companies

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”) with Global Crossing Europe Limited (“GCE”). As of December 31, 2008 and March 31, 2009, there were loans of US$50.4 million (equivalent to £34.9 million as at December 31, 2008 and £35.3 million as at March 31, 2009) due from GCE under this credit agreement. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the Company’s operating cash flow, as permitted by and defined in the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Excess Cash Offer, as defined under the Indenture, and have an effective interest rate of 13.5%. These loans mature five business days prior to the maturity of the principal outstanding on the Senior Secured Notes. In the three months ended March 31, 2008 and 2009, total finance revenue of £0.8 million (being interest income of £0.8 million, together with a foreign exchange movement of £nil) and £1.6 million (being interest income of £1.2 million plus a foreign exchange gain of £0.4 million), respectively, has been recognized in the condensed consolidated statement of comprehensive income in respect of these loans.

There were no loan balances due to other companies in the GC Group as at December 31, 2008 or March 31, 2009. On April 8, 2009, the Board of Directors of the Company agreed terms of a loan facility of up to $15.0 million with GC Impsat Holdings I Plc, a member of the GC Group. In May 2009, the Company drew down $10.0 million of this facility. The loan has an effective interest rate of 10%, payable six monthly in arrears, maturing in September 2010. Any unused portion of the loan facility expires on June 30, 2009.

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is claimed. During each of the three months ended March 31, 2008 and 2009, £0.2 million of the group’s tax losses available for surrender were utilized by GCUK.

Commencing January 1, 2009, the Company will pay GC Group for the value of GCL share-based awards granted to employees of the Company, such value to be determined by reference to the amount accrued in respect of such awards in accordance with generally accepted accounting principles. As at March 31, 2009, the Company owes GC Group approximately £0.1 million for the value of such GCL share-based awards expensed during the first quarter of 2009.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

5. Related parties (continued)

The following presents a summary of the total (income for)/cost of related party services included in revenue (1), cost of sales (2) and administrative expenses (3) in the condensed consolidated statement of comprehensive income for the periods indicated:

	Three Months Ended March 31,
	2008	2009
	(in thousands)
Recognition of deferred revenue (1)	£(125)	£(125)
Voice termination services (2)	41	(175)
Leased asset income (2)	(565)	(634)
Corporate services (3)	1,236	2,701
Shared resources (3)	86	115
Other transactions (3)	126	276

	£799	£2,158

As at December 31, 2008 and March 31, 2009, the related party receivables balances, excluding loans, were £2.5 million and £5.0 million, respectively, and related party payables balances were £10.6 million and £12.7 million, respectively.

6. Contingencies

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s Board of Directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position or condensed consolidated statement of cash flows.

7. Condensed Consolidating Financial Information

This supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Each of GCUK and Fibernet has guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

The following condensed consolidating financial information of the Company is presented as at December 31, 2008 and March 31, 2009, and for the three months ended March 31, 2008 and 2009 and has separate columns for each of GC Finance (as subsidiary Issuer), GCUK (as parent guarantor) and Fibernet (as subsidiary guarantors).

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information (continued)

	Three months ended March 31, 2008
Statement of Comprehensive Income	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£65,354	£14,647	£—	£(1,599)	£78,402
Cost of sales	(41,335)	(8,856)	—	1,599	(48,592)

Gross profit	24,019	5,791	—	—	29,810
Distribution and administrative expenses	(16,418)	(4,645)	3	—	(21,060)

Operating profit	7,601	1,146	3	—	8,750
Finance charges, net	(7,935)	(32)	268	—	(7,699)

(Loss)/profit before tax	(334)	1,114	271	—	1,051
Tax charge	(244)	—	—	—	(244)

(Loss)/profit for the period	£(578)	£1,114	£271	£—	£807

Other comprehensive (loss)/income
Gain on cash flow hedge taken to equity	—	—	399	—	399
Transfers to condensed consolidated statement of comprehensive income on cash flow hedge	—	—	291	—	291

Other comprehensive income for the period net of tax	—	—	690	—	690

Comprehensive (loss)/income for the period	£(578)	£1,114	£961	£—	£1,497

	Three months ended March 31, 2009
Statement of Comprehensive Income	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£64,091	£16,160	£—	£(1,663)	£78,588
Cost of sales	(44,560)	(7,627)	—	1,663	(50,524)

Gross profit	19,531	8,533	—	—	28,064
Distribution and administrative expenses	(16,822)	(4,665)	11	—	(21,476)

Operating profit	2,709	3,868	11	—	6,588
Finance charges, net	(7,086)	(39)	(1,496)	—	(8,621)

(Loss)/profit before tax	(4,377)	3,829	(1,485)	—	(2,033)
Tax charge	(158)	—	—	—	(158)

(Loss)/profit for the period	£(4,535)	£3,829	£(1,485)	£—	£(2,191)

Other comprehensive (loss)/income
Gain on cash flow hedge taken to equity	—	—	226	—	226
Transfers to condensed consolidated statement of comprehensive income on cash flow hedge	—	—	(772)	—	(772)

Other comprehensive loss for the period net of tax	—	—	(546)	—	(546)

Comprehensive (loss)/income for the period	£(4,535)	£3,829	£(2,031)	£—	£(2,737)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information (continued)

	December 31, 2008
Statement of Financial Position	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Non current assets
Intangible assets, net	£2,460	£9,495	£—	£—	£11,955
Property, plant and equipment, net	137,923	41,621	—	—	179,544
Investment in subsidiary and associated undertakings	52,193	—	—	(52,015)	178
Retirement benefit asset	1,020	—	—	—	1,020
Trade and other receivables	36,102	35,049	260,853	(294,998)	37,006

	229,698	86,165	260,853	(347,013)	229,703

Current assets
Cash and cash equivalents	21,681	12,932	1,487	—	36,100
Derivative financial instrument	—	—	2,787	—	2,787
Other current assets	61,884	23,720	2,315	(31,643)	56,276

	83,565	36,652	6,589	(31,643)	95,163

Total assets	£313,263	£122,817	£267,442	£(378,656)	£324,866

Current liabilities
Trade and other payables	(372,528)	(33,745)	(2,277)	326,641	(81,909)
Deferred revenue	(25,690)	(13,061)	—	—	(38,751)
Short term debt obligations	(9,475)	(1,447)	(7,382)	—	(18,304)
Other current liabilities	(1,590)	—	—	—	(1,590)

	(409,283)	(48,253)	(9,659)	326,641	(140,554)

Non current liabilities
Deferred revenue	(97,082)	(3,612)	—	—	(100,694)
Long term debt obligations	(7,625)	(183)	(286,021)	—	(293,829)
Other non current liabilities	(6,983)	(18)	—	—	(7,001)

	(111,690)	(3,813)	(286,021)	—	(401,524)

Total liabilities	£(520,973)	£(52,066)	£(295,680)	£326,641	£(542,078)

Net (liabilities)/assets	£(207,710)	£70,751	£(28,238)	£(52,015)	£(217,212)

Total equity	£(207,710)	£70,751	£(28,238)	£(52,015)	£(217,212)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information (continued)

	March 31, 2009
Statement of Financial Position	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Non current assets
Intangible assets, net	£2,666	£9,191	£—	£—	£11,857
Property, plant and equipment, net	127,045	47,076	—	—	174,121
Investment in subsidiary and associated undertakings	52,225	—	—	(52,015)	210
Retirement benefit asset	1,020	—	—	—	1,020
Trade and other receivables	37,154	39,774	260,929	(300,131)	37,726

	220,110	96,041	260,929	(352,146)	224,934

Current assets
Cash and cash equivalents	19,646	11,516	1,496	—	32,658
Derivative financial instrument	—	—	3,013	—	3,013
Other current assets	71,034	24,935	10,062	(44,847)	61,184

	90,680	36,451	14,571	(44,847)	96,855

Total assets	£310,790	£132,492	£275,500	£(396,993)	£321,789

Current liabilities
Trade and other payables	(377,174)	(43,157)	(10,598)	344,978	(85,951)
Deferred revenue	(28,407)	(11,781)	—	—	(40,188)
Short term debt obligations	(8,080)	(1,185)	(7,382)	—	(16,647)
Other current liabilities	(1,779)	—	—	—	(1,779)

	(415,440)	(56,123)	(17,980)	344,978	(144,565)

Non current liabilities
Deferred revenue	(94,290)	(2,699)	—	—	(96,989)
Long term debt obligations	(6,218)	7	(287,787)	—	(293,998)
Other non current liabilities	(5,624)	(19)	—	—	(5,643)

	(106,132)	(2,711)	(287,787)	—	(396,630)

Total liabilities	£(521,572)	£(58,834)	£(305,767)	£344,978	£(541,195)

Net (liabilities) /assets	£(210,782)	£73,658	£(30,267)	£(52,015)	£(219,406)

Total equity	£(210,782)	£73,658	£(30,267)	£(52,015)	£(219,406)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information (continued)

	Three months ended March 31, 2008
Statement of Cash Flows	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Net cash provided by operating activities	£5,727	£8,952	£11	£—	£14,690

Investing activities:
Interest received	94	102	24	—	220
Purchase of property, plant and equipment	(3,418)	(1,132)	—	—	(4,550)

Net cash (used in)/provided by investing activities	(3,324)	(1,030)	24	—	(4,330)

Financing activities:
Loans repaid by group companies, net	8,000	(8,000)	—	—	—
Repayments of capital elements under finance leases	(1,371)	(282)	—	—	(1,653)
Proceeds from other debt obligations	474	—	—	—	474
Repayment of capital element of other debt obligations	(97)	—	—	—	(97)

Net cash provided by/(used in) financing activities	7,006	(8,282)	—	—	(1,276)

Net increase/(decrease) in cash and cash equivalents	9,409	(360)	35	—	9,084
Cash and cash equivalents at the beginning of period	13,899	8,013	2,042	—	23,954

Cash and cash equivalents at the end of period	£23,308	£7,653	£2,077	£—	£33,038

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

7. Condensed Consolidating Financial Information (continued)

	Three months ended March 31, 2009
Statement of Cash Flows	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Net cash provided by/(used in) operating activities	£3,742	£(283)	£4	£—	£3,463

Investing activities:
Interest received	86	30	5	—	121
Purchase of property, plant and equipments	(2,445)	(697)	—	—	(3,142)
Proceeds from disposal of property, plant and equipment	58	—	—	—	58

Net cash (used in)/provided by investing activities	(2,301)	(667)	5	—	(2,963)

Financing activities:
Repayments of capital elements under finance leases	(2,939)	(466)	—	—	(3,405)
Repayment of capital element of other debt obligations	(121)	—	—	—	(121)
Repayment of employee taxes on share based payments	(416)	—	—	—	(416)

Net cash used in financing activities	(3,476)	(466)	—	—	(3,942)

Net (decrease)/increase in cash and cash equivalents	(2,035)	(1,416)	9	—	(3,442)
Cash and cash equivalents at the beginning of period	21,681	12,932	1,487	—	36,100

Cash and cash equivalents at the end of period	£19,646	£11,516	£1,496	£—	£32,658

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

8. Subsequent events

Intercompany loan facility

On April 8, 2009, the Board of Directors of the Company agreed the terms of a loan facility of up to $15.0 million with GC Impsat Holdings I Plc, a member of the GC Group. In May 2009, the Company drew down $10.0 million of this facility. The loan has an effective interest rate of 10%, payable six monthly in arrears, maturing in September 2010. Any unused portion of the loan facility expires on June 30, 2009.

Equity grants

In connection with GCL’s annual long term incentive program for 2009, on April 15, 2009, the Board of Directors of GCL awarded 34,600 restricted stock units to employees of GCUK which vest on March 12, 2012 and 34,600 performance share opportunities to employees of GCUK which vest on or before December 31, 2011, in each case subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long term disability. Each participant’s target performance share opportunity is based on GCL’s total shareholder return over a three year period as compared to two peer groups. Depending on how the GCL total shareholder return ranks in total shareholder return as compared to the two peer groups, each grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average ranking of the GCL’s total shareholder return relative to each of the two peer groups (weighted equally) is below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile; provided that the portion of any payout exceeding 100% of the target award will be paid in the sole discretion of the Compensation Committee and will be paid, if at all, in cash rather than shares. In the event of a change of control (as defined in the 2003 Global Crossing Limited Stock Incentive Plan), the performance share opportunity payout shall be determined on the basis of the GCL’s relative total shareholder return against such indices (as described above) calculated through the relevant termination or change of control date.

Commencing January 1, 2009, the Company will pay GC Group for the value of GCL share-based awards granted to employees of the Company, such value to be determined by reference to the amount accrued in respect of such awards in accordance with generally accepted accounting principles.

Excess cash offer

Within 120 days after the period ended December 31, 2005 and each 12 month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Operating Cash Flow (as defined in the Indenture), if any, from that period (the “Excess Cash Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the Excess Cash Offer related to the year ended December 31, 2008, we purchased £7.4 million of the Notes, excluding accrued interest, on May 29, 2009.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2008.

All references in this Item 2 to:

•

“we,” “us,” “our,” the “Company” and “GCUK” are to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the Issuer, except where expressly stated otherwise or the context otherwise requires;

•	“Guarantors” are to GCUK and Fibernet Group Limited (formerly Fibernet Group plc), Fibernet UK Limited and Fibernet Limited;

•	“Guarantees” are the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet Group” are to, collectively, Fibernet Group Limited (formerly Fibernet Group plc), a company incorporated in England and Wales, and its consolidated subsidiaries at such time;

•

“Fibernet” are to Fibernet Group, excluding Fibernet Holdings Limited and Fibernet GmbH, which were transferred to Global Crossing International Ltd, one of our affiliates, prior to our acquisition of Fibernet Group Limited on December 28, 2006;

•

“the Issuer” and “GC Finance” are to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, our direct wholly owned finance subsidiary that is the issuer of the Notes guaranteed by the Guarantors and which has no trading activity, except where expressly stated otherwise or the context otherwise requires;

•

“GCL,” “Global Crossing”, “our parent” and “our parent company” are to Global Crossing Limited, a company organized under the laws of Bermuda and our indirect parent company by which we are indirectly wholly owned;

•	“Group Companies” and “GC Group” are to the group of companies owned directly or indirectly by GCL, including us;

•	“GCE” are to Global Crossing Europe Limited, an affiliated company wholly owned by GCL;

•	“2008 annual report” and “annual report” are to the annual report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on April 15, 2009;

•

“Initial Notes” are to the 10.75% US dollar denominated senior secured notes and the 11.75% pounds- sterling denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•

“Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28, 2006 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•	“Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes;

•	“Indenture” are to the indenture, dated December 23, 2004, governing the Notes;

•	“UK” are to the United Kingdom;

•	“EU” are to the European Union;

•	“US dollars”, “dollars” or “$” are to the lawful currency of the United States of America; and

•	“pounds sterling”, “sterling” or “£” are to the lawful currency of the UK.

Cautionary Note Regarding Forward-Looking Statements

Our disclosure and analysis in this quarterly report on Form 6-K contain certain “forward-looking statements”, as such term is defined in Section 21E of the Securities Exchange Act of 1934. These statements set forth anticipated results based on management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have attempted to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will”, “could” and similar expressions in connection with any discussion of future events or future operating or financial performance or strategies or trends. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services based on Internet Protocol (“IP”) and other technologies and strategies to expand our targeted customer base and broaden our sales channels and the opening and expansion of our data center and collocation services;

•	the operation of our network, including with respect to the development of IP-based services and data center and collocations services;

•

our liquidity and financial resources, including anticipated capital expenditures, anticipated levels of indebtedness and the ability to raise capital through financing activities, including capital leases and similar financings;

•

trends related to and management’s expectations regarding results of operations, required capital expenditures, revenues from existing and new lines of business and sales channels, operating income before depreciation and amortization, order volumes and cash flows including but not limited to those statements set forth below in this Item 2; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as legal proceedings.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our annual reports on Form 20-F and quarterly reports on Form 6-K. Also note that we provide the following cautionary discussion of risks and uncertainties related to our businesses. These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs and expectations. In addition to the risk factors identified under the captions below, the operations and results of our business are subject to risks and uncertainties identified elsewhere in this quarterly report on Form 6-K as well as general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services. Such risks, uncertainties and other important factors include, among others:

Risks related to Liquidity and Financial Resources

•

We face a number of risks related to current global economic conditions and the severe tightening in the global credit markets. Ongoing concerns about the systemic impact of potential long term and wide-spread recession, volatile energy costs, the availability, cost and terms of credit, consumer and business confidence, substantially increased unemployment and the crisis in the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for both established and emerging economies, including those in which we operate. In addition, continued turbulence in the UK and international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial position of our customers, including our ability to access capital markets and obtain capital lease financing to meet liquidity needs.

•

We expect that economies of scale will allow us to grow revenues while incurring incremental costs that are proportionately lower than those applicable to our existing business. If the increased costs required to support our revenue growth turn out to be greater than anticipated, we may be unable to improve our profitability and/or cash flows even if revenue growth goals are achieved. The current downturn in the world economy could temper our growth, although the value we offer prospective customers could attract business in a cost-saving environment. In addition, improvements in our cost structure in the short term become more difficult as the amount of potential savings decreases due to the success of past savings initiatives.

•

Cost of access represents our single largest expense and gives rise to material current liabilities. In the past, certain telecommunications carriers from which we purchase access services demanded that we pay for access services on a timelier basis, which resulted in increased demands on our liquidity. If such demands were to continue to a greater degree than anticipated, or if access vendors were to insist on significant deposits to secure our access payment obligations, we could be prevented from meeting our cash flow projections and our long term liquidity requirements. The current downturn in the world economy and tightening of global credit markets could cause access vendors to insist upon timelier payment or provision of security deposits.

•	We may be unable to improve operating results and/or maintain positive cash flows in the future, which could prevent us from meeting our long term liquidity requirements.

•	The restrictive covenants of the Indenture limit, and future debt instruments may limit, our financials and operating flexibility.

•

Our cash flow expectations are predicated on significant revenue growth in our target enterprise and carrier data sales channels, including economies of scale expected from such growth, and the success of ongoing cost reduction initiatives. Our expectations are also based in part on arranging capital leases and other forms of equipment financing. Our ability to arrange such financing will depend on credit market conditions, which have continued to tighten due to the ongoing crisis in global capital markets. If we are unable to arrange such financings, we may not be able to make all necessary or desirable capital and other expenditures to run and grow our business and/or to comply with certain provisions of the Indenture which requires us to offer to repurchase outstanding Notes upon occurrence of certain events under the Indenture.

Risks related to our operations

•

Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are beyond our control. It is possible that in some future quarters our results may be below analysts’ and investors’ expectations.

•	Our rights to the use of the dark fiber that make up our network may be affected by the financial health of our fiber providers.

•	We may not be able to continue to connect our network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms.

•	It is expensive and difficult to switch new customers to our network and lack of cooperation of incumbent carriers can slow the new customer connection process.

•

The operation, administration, maintenance and repair of our systems require significant expense and are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives.

•

The failure of our operations support systems could adversely affect our ability to process orders, provision sales, and to bill for services efficiently and accurately, all of which could cause us to suffer customer dissatisfaction, loss of business, loss of revenue or the inability to add customers on a timely basis, any of which would adversely affect our revenues.

•	While capital expenditures have remained relatively stable in recent years, such levels may not be sustainable in the future, particularly as our business continues to grow.

•	Intellectual property and proprietary rights of others could prevent us from using necessary technology.

•

We are exposed to significant currency exchange rate risks and our result for the period may suffer due to currency translations. Commencing in September 2008, pounds sterling has weakened considerably against both the US dollar, in which a significant portion of Senior Secured Notes are denominated, and the Euro. This depreciation has had an adverse impact on our finance costs. If this weakening continues, it could have an adverse impact on our results going forward. In addition, the further weakening of pounds sterling against those currencies would reduce the pounds sterling equivalent of cash balances held in those currencies.

•	Many of our important government customers have the right to terminate their contracts with us if a change in control occurs or to reduce the services they purchase from us.

•	Our dependence on a number of key personnel.

•	Our revenue is concentrated in a limited number of customers.

•	The absence of firm commitments to purchase minimum levels of revenue or services in the majority of our customer contracts.

•	Our reliance on a limited number of third party suppliers.

•	Insolvency could lead to termination of certain of our contracts.

•	Many of our most important government customers have the right to terminate their contracts with us if a change of control occurs, or to reduce the services they purchase from us for any reason.

Risks related to Competition and our Industry

•	We face significant competition in the marketplace.

•	The prices that we charge for our services have been decreasing, and we expect that such decreases will continue over time.

•

Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices.

•	Many of our competitors have superior resources, which could place us at a cost and price disadvantage.

•	Our selection of technology could prove to be incorrect, ineffective or unacceptably costly, which would limit our ability to compete effectively.

•

UK regulations require us to maintain a number of licenses and permits. If we fail to comply with those regulatory requirements or to obtain and maintain those licenses and permits, including payment of related fees, we may not be able to conduct our business. Moreover, those regulatory requirements could change in a manner that significantly increases our costs or otherwise adversely affects our operations.

•	Terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations.

Other risks

•	We are exposed to significant contingent liabilities that could result in material losses that we have not reserved against and entail significant legal expenses to defend.

•	Our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation.

•

The influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, which may conflict with our interests, together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock.

•	Our business may be disrupted due to the sharing of corporate and operational services with our parent.

For a more detailed description of many of these risks and important additional risk factors, see Item 3.D “Key Information—Risk Factors,” in our 2008 annual report.

Executive Summary

Overview

We are a leading UK communications solutions provider offering a suite of IP and telecommunications services. We have a strong and established enterprise customer base, including over 100 UK government departments, information technology systems integrators, rail sector customers and major corporate clients, to whom we provide tailored services. We also provide services to our carrier customers, who are typically national and international communications service providers, including mobile network operator customers.

GCUK operates the most extensive fiber optic network in the UK after BT and Cable & Wireless. Because of reach and capacity of our network, the Company believes that it is well positioned to take advantage of new business opportunities with modest incremental capital expenditure.

Despite the highly competitive nature of the telecommunications industry we operate in, we have been able to maintain a significant recurring revenue stream and stable margins through a strong product and service suite and strong customer relationships.

GCUK provides a wide range of managed telecommunications services, to government and other public sector organizations, major corporations and other communications companies.

We are an indirect, wholly owned subsidiary and the principal UK business of GCL.

First Quarter 2009 Highlights

Revenue from our enterprise, carrier data and indirect sales channel, the primary focus of our business strategy, decreased £0.4 million or 0.5% to £76.6 million from £77.0 million in the same period of 2008. The decline was primarily the result of winding down of the Camelot network contract (discussed in further detail later in this document) and lower equipment sales partially offset by growth in the rest of our customer base and the acquisition of new customers.

Despite current economic conditions, we continue to see strong demand for our IP services and as a result continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services. However the telecommunications market in the UK remains highly competitive.

During the three months ended March 31, 2009 we posted an operating profit of £6.6 million, generated £3.5 million of operating cash flow, after interest payments of £0.5 million, and a net decrease in cash and cash equivalents of £3.4 million.

Regulatory

As discussed in our 2008 annual report, in November 2007, the European Commission (“EC” or the “Commission”) published its proposals for a revision to the current regulatory framework applying in the telecommunications sector. These proposals included a number of measures that would affect the Company including, but not limited to, the creation of a new pan-EU regulatory body and a new right for the EC to intervene in and ultimately overturn decisions by national regulatory authorities. The package of Commission proposals is currently being reviewed in both EU Parliament committees and working groups of the Council of the EU which have been established for this purpose. The first reading of all the proposals was heard at a European Council meeting in September 2008. The EC issued revised proposals which subsequently received a second reading and a common position was agreed in November 2008. In May 2009, the European Parliament agreed on the text of two new Directives but sought to reintroduce a significant provision that had previously been removed during the second reading and common position. As a consequence, it is thought unlikely that the new Directives will be formally adopted in full or at all during the upcoming Council meeting in June 2008 and there is a probability that the package will move into the Conciliation process in autumn 2009 which would introduce a significant delay into the process.

While the Company is unable to fully assess the impact of these proposed revisions to the regulatory framework on its results or operations until the proposals are adopted, the primary economic objectives of the policy initiatives are aimed at strengthening competition and increasing harmony across national regulatory implementations, which, if adopted, will tend to have a positive impact on the Company.

As discussed in our 2008 annual report, in February 2007 the Office of Communications (“Ofcom”) issued a report on the implementation of BT’s undertakings which raised concerns that BT had missed or was going to miss certain deadlines related to the delivery of “Equivalence of Inputs” (“EoI”) systems; these concerns are both in terms of the delay in moving to equivalence and the impact on future milestones. In June 2007, following a review of BT’s compliance with its obligation to physically separate all operational support systems by June 30, 2010, Ofcom placed new requirements on BT in relation to certain products, including access controls for and the migration of these products to physically separate systems by specific dates. Compliance with this initiative will be subject to external and internal audits. In October 2007, Ofcom agreed with BT to modify or relax certain undertakings relating to (i) certain procedural aspects of BT’s supply of broadband services; (ii) the applicability of certain backhaul EoI obligations during BT’s Next Generation Networks “Pathfinder” trial; and (iii) certain EoI obligations relating to short haul data services. In November 2007, BT’s Equality of Access Board published the results of its internal investigations into certain compliance matters which revealed three breaches concerning the use of non-EoI processes or systems for Openreach products by teams in BT. In a Regulatory Statement published in December 2007, Ofcom expressed a general level of satisfaction with BT’s progress towards full compliance with its various undertakings, although a number of specific concerns were highlighted in relation to service performance and new product development. In this Statement, Ofcom also noted that deployment of BT’s 21st Century Network has been subject to delays that have been unhelpful for the industry, and that BT would be obliged to produce a regular 3-month plan of record. In November 2008, the BT Equality of Access Office issued a report of its internal compliance findings which identified concerns relating to the separation of BT’s Operational Support Systems (due for completion by June 2010) and Wholesale Line Rental product migrations to the BT Equivalence Management Platform (due for completion by March 2009) due to system development delays. The Company is unable to fully assess the impact of this on its results or operations but will continue to review the situation.

In March 2007, Ofcom issued a statement in relation to wholesale mobile voice call termination. As a consequence, a 4-year period of charge control has been introduced which will cap the average charges which all five UK mobile network operators (“MNOs”) may levy to terminate traffic originated on fixed networks. BT has appealed this Ofcom decision to the Competition Appeal Tribunal (“CAT”) seeking further reduction to the average charges. Hutchinson 3G has also appealed this Ofcom decision and has additionally raised certain non-price issues with the CAT. In an order dated March 2008, the CAT referred those matters relating to the setting of prices to the Competition Commission. The Competition Commission completed its investigation into prices in January 2009, subsequent to which, the CAT issued its judgment in April 2009, substantially upholding the appeal. Ofcom published a consultation document on April 2, 2009, in which it proposed substantial reductions to the target average mobile termination rates from that date until March 31, 2011. As this consultation remains open, and there remains the possibility of further appeal, the Company is unable to fully assess the impact on its results or operations until these processes are concluded, but anticipates that the outcome will have either a positive or neutral impact on its business.

In July 2007, Ofcom published a series of determinations into disputes between BT and five MNOs regarding the price BT would be required to pay the MNOs for terminating calls on mobile handsets connected to their networks. These disputes relate to the period from September 2006 to March 2007 and the Ofcom determinations adversely affected the Company’s purchase of transit services from BT. While this impact is not believed to be material to the Company’s results or operations we are concerned that an unwelcome precedent may be set. The Company and others, including BT and two MNOs, have disputed the Ofcom determinations and our appeal was heard, along with others relating to regulation of mobile termination, at hearings of the CAT during January and February 2008. In May 2008, the CAT handed down its judgment which upheld the appeal made by the Company and the adverse Ofcom determinations have therefore been set aside. This judgment also included useful guidance to Ofcom and the market as to how future disputes might be resolved. A further judgment was handed down by the CAT in August 2008 in which the CAT directed Ofcom to require the MNOs to set termination rates for the relevant period at levels which will be at or below the rates the Company has been charged. Consequently, and contingent upon whether or not the CAT’s judgment on rates can be successfully appealed, the Company anticipates a positive but not material impact on its results and operations. No further appeal relating to these charges has been filed. A final Order was issued by the CAT in November 2008, which directed the specific financial terms under which BT and the five MNOs should settle. In May 2009, BT issued a notice that settlement negotiations were ongoing between it and several MNOs that were causing delay to BT’s consequential settlement with other communications providers which affects the Company and hence we are unable to accurately predict the impact on our business.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and IFRS adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board; however, the differences have no impact on the Company’s condensed consolidated financial statements for the periods presented. These financial statements are as of and for the three month period ended March 31, 2009 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. The application of IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures at the date of the financial statements and during the reporting period. Although these estimates are based on our knowledge of current events, actual amounts and our results could differ from those estimates. The estimates made are based on historical factors, current circumstances, and the experience and judgment of our management, who continually evaluate the judgments, estimates and assumptions and may employ outside experts to assist in such evaluations.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statements presentation, and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our 2008 annual report as management believes that there have been no significant changes regarding our critical accounting policies since such time.

Relationship with our Parent Company and its Affiliates

Operational and Financial Relationships

Commencing January 1, 2009, we will pay GC Group for the value of GCL share-based awards granted to our employees, such value to be determined by reference to the amount accrued in respect of such awards in accordance with generally accepted accounting principles. At March 31, 2009, the Company owes GC Group approximately £0.1 million for the value of such GCL share-based awards expensed during the first quarter of 2009.

There has been no other material change in the nature of the related party transactions with Group Companies during the three months ended March 31, 2009. See Item 5. “Operating and Financial Review and Prospects — Overview — Relationship with our Parent Company and its Affiliates” in our 2008 annual report. See note 5 to the attached condensed consolidated unaudited financial statements for details of financial transactions with related parties in the three months ended March 31, 2008 and 2009.

Results of Operations for the three months ended March 31, 2008 and 2009

The following table summarizes our condensed consolidated statement of comprehensive income for the three months ended March 31, 2008 and 2009.

	Three Months Ended March 31,
	2008	2009	Change	% Change
	(in thousands)
Revenue	£78,402	£78,588	£186	0%
Cost of sales	(48,592)	(50,524)	(1,932)	(4)%

Gross profit	29,810	28,064	(1,746)	(6)%

Operating expenses:
Distribution costs	(4,073)	(4,574)	(501)	(12)%
Administrative expenses	(16,987)	(16,902)	85	1%

	(21,060)	(21,476)	(416)	(2)%

Operating profit	8,750	6,588	(2,162)	(25)%

Finance revenue	1,036	1,678	642	62%
Finance charges	(8,735)	(10,299)	(1,564)	(18)%

Profit/(loss) before tax	1,051	(2,033)	(3,084)	NM
Tax charge	(244)	(158)	86	35%

Profit/(loss) for the period	£807	£(2,191)	£(2,998)	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Discussion of all significant variances

Revenue

	Three Months Ended March 31,
	2008	2009	Change	% Change
	(in thousands)
Enterprise, carrier data and indirect sales channels	£76,958	£76,589	£(369)	(0)%

Carrier voice	1,319	1,874	555	42%

Revenue from third party customers	78,277	78,463	186	0%
Revenue from other group companies	125	125	—	NM

Revenue from customers	£78,402	£78,588	£186	0%

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Revenue increased in the three months ended March 31, 2009 compared with the same period of 2008 due primarily to an increase in carrier voice revenue. This increase was partially offset by a decline in enterprise, carrier data and indirect channels primarily as a result of winding down the Camelot network contract (see below for further detail) and lower equipment sales, partially offset by growth in the rest of our customer base and the acquisition of new customers as a result of strong demand for IP virtual private network data products.

Despite current economic conditions, we continue to see strong demand for our IP services and as a result continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive. One of our principal customer relationships in the year ended December 31, 2008 was with Camelot, the current holder of the license to operate the UK National Lottery. Camelot had deployed a landline-based ISDN network, provided by us, in relation to the operation of the UK National Lottery. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network with a broadband satellite communications network to be supplied by another service provider. Camelot has substantially completed the migration of the network. In the first quarter of 2009 revenue from our relationship with Camelot decreased £4.7 million to £0.7 million compared with £5.4 million in the fourth quarter of 2008 and £6.6 million in the first quarter of 2008. Further, although our relationship with Camelot continues, we do not expect to earn significant revenue from this relationship in the future.

In the medium term, we expect our operating results and cash flows to improve as a result of this anticipated revenue growth and economies of scale associated with such growth, and from ongoing cost reduction initiatives to optimize our network and effectively lower unit costs. This revenue growth will depend on our ability to generate new revenue streams while managing attrition in existing contractual arrangements.

Cost of Sales

	Three Months Ended March 31,
	2008	2009	Change	% Change
	(in thousands)
Cost of access	£24,048	£24,580	£532	2%
Customer-specific costs (1)	10,020	12,514	2,494	25%
Depreciation and amortization	10,107	9,771	(336)	(3)%
Third-party maintenance	4,417	3,659	(758)	(17)%

	£48,592	£50,524	£1,932	4%

(1)	For operating leases and cost-plus arrangements only.

Cost of access increased in the three months ended March 31, 2009 compared with the same period in 2008 driven by increases in revenue and associated access charges.

Customer specific costs increased in the three months ended March 31, 2009 compared with the same period in 2008 primarily due to the acquisition of certain new customer contracts whose networks are currently deployed on other telecommunications providers networks. As we migrate these services onto our network, we expect customer specific costs to decrease. This increase was partially offset by lower equipment sales.

Depreciation and amortization decreased in the three months ended March 31, 2009 compared with the same period in 2008 primarily due to lower additions to property, plant and equipment in 2008 compared to previous years.

Third-party maintenance decreased in the three months ended March 31, 2009 compared with the same period in 2008 resulting from the termination and renegotiation of certain maintenance contracts

Distribution Costs

The increase in distribution costs in the three months ended March 31, 2009 compared to the same period in 2008 is primarily due to (i) payroll costs associated with the additional sales staff recruited in 2008 to take advantage of opportunities in the UK market; and (ii) pay rises effective from the start of the third quarter of 2008. These increases were partially offset by the introduction of our previously reported voluntary employee unpaid leave scheme.

Administrative Expenses

The decrease in administrative expenses in the three months ended March 31, 2009 compared to the same period in 2008 is primarily driven by (i) lower facility related costs arising from an increase in sub-let rental income and reduction in utility costs; (ii) lower restructuring charges driven by improved sub-let assumptions used to determine the associated provision; and (iii) lower staff costs arising from the introduction of our previously reported voluntary employee unpaid leave scheme. These decreases were partially offset by an increase in our intercompany management charge.

Finance Revenue

The increase in finance revenue in the three months ended March 31, 2009 compared to the same period in 2008 was primarily due to a favorable exchange rate impact of £0.4 million on the US Dollar-denominated intercompany loan with GCE in the three months ended March 31, 2009 compared to an exchange rate impact of £nil in the three months ended March 31, 2008.

Between December 31, 2007 and March 31, 2008 pounds sterling remained relatively neutral at $1.99 for £1. Between December 31, 2008 and March 31, 2009 pounds sterling weakened from $1.44 to $1.43 for £1.

Finance Charges

The increase in finance charges in the three months ended March 31, 2009 compared to the same period in 2008 was primarily due to a unfavorable exchange rate impact of £1.7 million on the US Dollar-denominated Senior Secured Notes in the three months ended March 31, 2009 compared to an exchange rate impact of £nil in the three months ended March 31, 2008.

Between December 31, 2007 and March 31, 2008 pounds sterling remained relatively neutral at $1.99 for £1. Between December 31, 2008 and March 31, 2009 pounds sterling weakened from $1.44 to $1.43 for £1.

Taxation

During each of the three months ended March 31, 2008 and 2009, we recognized a current year tax charge of £0.2 million which reflects the amount payable under a tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

Liquidity and Capital Resources

Financial Condition and Liquidity

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors (such as satisfactory resolution of contingent liabilities) that are beyond our control.

Based on our current level of operations and anticipated cost management and operating improvements, we believe our expected cash flow from operations, available cash and other sources of available financing, including intercompany loans, will be adequate to meet our future liquidity needs for at least the next twelve months.

There can be no assurance, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We cannot provide assurances that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Furthermore, we cannot provide any assurances that the ongoing crisis in global capital markets and general economic conditions will not have a material impact on our future operations and cash flows.

We monitor our capital structure on an ongoing basis and from time to time we consider financing and refinancing options to improve our capital structure and enhance our financial flexibility. Our ability to enter into new financing arrangements is subject to restrictions in our outstanding debt instruments and to the rights of ST Telemedia under our parent’s outstanding preferred shares. At any given time we may pursue a variety of financing opportunities, and our decision to proceed with any financing will depend, among other things, on prevailing market conditions and available terms.

At March 31, 2009 our available liquidity consisted of £32.7 million of cash and cash equivalents. During the three months ended March 31, 2009, we posted operating profit of £6.6 million and a loss for the period of £2.2 million, generated £3.5 million of cash operating from activities and had a net decrease in cash and cash equivalents of £3.4 million.

In the long term, we expect our operating results and cash flows to improve as a result of the continued growth of our higher margin enterprise and carrier data business, including the economies of scale expected to result from such growth, and from ongoing cost reduction initiatives to optimize the access network and effectively lower unit prices. Thus, in the long term we expect to generate positive cash flow from operating activities in an amount sufficient to fund all investing and financing requirements, subject to the possible need to refinance our existing major debt instruments. However, our ability to improve cash flows is subject to the risks and uncertainties described above under “Cautionary Note regarding Forward-Looking Statements”.

In the short term, we expect cash provided by operating activities to exceed purchases of property and equipment. This expectation is based in part on raising financing for such property and equipment from vendors and others comparable to those raised in 2008. Our ability to arrange such financings is subject to negotiating acceptable terms from equipment vendors and financing parties. This could prove more difficult given current adverse conditions in the credit markets.

Our short term liquidity and more specifically our quarterly liquidity expectations are subject to considerable variability as a result of the timing of interest payments as well as the factors noted below. Therefore, even though certain of our interim periods may have negative cash flows we expect cash provided by operating activities to exceed purchases of property and equipment for the full year 2009.

•

Intra-quarter and working capital variability significantly impacts our cash flows such that our intra-quarter cash balances tend to drop to levels significantly lower than those levels prevailing at the end of a given quarter.

•

The continuing adverse conditions in global credit markets and general economic conditions could cause customer buying patterns to change as a result of their cash conservation efforts, which could have an adverse impact on our cash flows. These adverse conditions could also adversely impact our working capital to the extent suppliers seek more timely payment from us or customers pay us on a less timely basis which could have an adverse impact on our cash flows.

•

Our liquidity may also be adversely affected if we are found liable in respect of contingent legal, tax and other liabilities, and the amount and timing of the resolution of these contingencies remain uncertain.

•

Within 120 days after each calendar year, we must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount with 50% of the Operating Cash Flow (as defined in the Indenture) for that year. In respect of the Excess Cash Offer related to the year ended December 31, 2008, we purchased £7.4 million of the Notes, excluding accrued interest, on May 29, 2009.

•

We have agreed the terms of a loan facility of up to $15.0 million with GC Impsat Holdings I Plc, a member of the GC Group. In May 2009, the Company drew down $10.0 million of this facility. The loan has an effective interest rate of 10%, payable six monthly in arrears, maturing in September 2010. Any unused portion of the loan facility expires on June 30, 2009.

The vast majority of our long term debt matures in December 2014. However, we do have approximately £16.6 million related to various debt agreements that are due and payable in the next twelve months. With regard to our major debt instruments, the £105.0 million and $200.0 million original principal amount of our Senior Secured Notes matures in December 2014 (subject to early redemption). If cash on hand at the time any of these debt instruments mature is insufficient to satisfy these and our other debt repayment obligations, we would need to access the capital markets to meet our liquidity requirements. Such access would depend on market conditions and our credit profile at the time. The ongoing crisis in global capital markets could make it more difficult for us to obtain debt financing.

We may, from time to time, loan funds to or borrow funds from our parent and other Group Companies in order to satisfy our liquidity needs and the liquidity needs of those Group Companies. The terms of any intercompany loan made between us and our parent or other Group Companies are negotiated at the time the loans are made in light of the parties’ ongoing liquidity requirements, the restrictions contained in the applicable debt covenants in the Indenture and the requirements of applicable law. We have agreed the terms of a loan facility of up to $15.0 million with GC Impsat Holdings I Plc, a member of the GC Group. In May 2009, the Company drew down $10.0 million of this facility. The loan has an effective interest rate of 10%, payable six monthly in arrears, maturing in September 2010. Any unused portion of the loan facility expires on June 30, 2009.

At March 31, 2009, there was an outstanding intercompany loan balance of $50.4 million (equivalent to £35.3 million on that date) due to us from GCE which is guaranteed by GCL. This loan balance matures five business days prior to the December 15, 2014 scheduled maturity of the Senior Secured Notes, bears an effective interest rate of 13.5%, and is unsecured. Although the borrower may elect to repay early without penalty at any time, we may demand repayment only in the event of a default under the Indenture which would result in the accelerated repayment of the outstanding principal amount of Senior Secured Notes.

Indebtedness

At March 31, 2009, we had £310.7 million of outstanding indebtedness (including short term debt, the current portion of long term debt and finance lease obligations), consisting of £289.0 million of Senior Secured Notes, £20.8 million of finance lease obligations and £0.9 million in respect of other debt obligations. We were in compliance with all covenants in the Indenture as at March 31, 2009.

Within 120 days after the period ending December 31, 2005 and each 12 month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Operating Cash Flow (as defined in the Indenture), if any, from that period (the “Excess Cash Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the Excess Cash Offer for the year ended December 31, 2008, the Company made an offer for and purchased £7.4 million, excluding accrued interest, of Notes on May 29, 2009.

Cash Flow Activity

The table below shows our net cash flow for the three months ended March 31, 2008 and 2009.

	Three Months Ended March 31,
	2008	2009	Change	% Change
	(in thousands)
Net cash provided by operating activities	£14,690	£3,463	£(11,227)	(76)%
Net cash used in investing activities	(4,330)	(2,963)	1,367	32%
Net cash used in financing activities	(1,276)	(3,942)	(2,666)	(209)%

Net increase/(decrease) in cash and cash equivalents	£9,084	£(3,442)	£(12,526)	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Net Cash Flow from operating activities

During the three months ended March 31, 2009, net cash provided by operating activities decreased £11.2 million to £3.5 million when compared with the same period in 2008. The decrease is primarily due to our efforts to significantly reduce the days payable outstanding with key access vendors.

Net Cash Flow from investing activities

During the three months ended March 31, 2009, net cash used in investing activities decreased £1.4 million to £3.0 million compared with the same period in 2008. The decrease is primarily due to a reduction in capital expenditure compared to the same period last year.

Net cash flow from financing activities

During the three months ended March 31, 2009, net cash used in financing activities increased £2.7 million to £3.9 million when compared with the same period in 2008. The increase is primarily due to (i) the receipt of £0.5 million in respect of other debt obligations in the first quarter of 2008; (ii) additional repayments in respect of both new and existing capital leases; and (iii) payment of £0.4 million in respect of employee taxes on share based compensation.

Contractual Cash Commitments

During the three months ended March 31, 2009 we entered into a 5 year maintenance and service agreement that requires minimum payments of £12.9 million over the period of the agreement.

Credit risk

We are subject to concentrations of credit risk in our trade receivables. Substantially all our customers are UK based, both large and small, and operate in a number of different industries. As of December 31, 2008 and March 31, 2009, the receivables related to our carrier sales channel represented approximately 24.9% and 26.1%, respectively, of our consolidated receivables. Also as at December 31, 2008 and, March 31, 2009 the receivables due from various agencies of the UK Government together represented approximately 34.7% and 36.4%, respectively, of our consolidated receivables.

Item 3. Controls and Procedures

Review of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Although not required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report, our management, with the participation of our Managing Director (the principal executive officer) and Chief Financial Officer (the principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures. Based upon management’s evaluation, our Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2009.

Changes in Internal Control over Financial Reporting

During the first quarter of 2009, there were no material changes in our internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: June 11, 2009